Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$500,000	$19.65

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, as amended, the Registration Statement, and have been carried forward, of which $19.65 is offset against the registration fee due for this offering and of which $533,539.71 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 889
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S. $500,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Gold-Linked Return Enhanced Notes
Due December 30, 2011

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•    Senior unsecured obligations of Lehman Brothers Holdings Inc.
 •       CUSIP: 5252M0GR2

•    ISIN: US5252M0GR21

•    The notes are designed for investors who believe that the Gold Price will have appreciated relative to the Gold Strike on the Valuation Date.

•    Reference Commodity: Gold

•    Maturity Date: December 30, 2011, or if such day is not a Business Day, the immediately succeeding Business Day.

•    Valuation Date: December 22, 2011, or if such day is not a Valuation Business Day (as defined in “Description of the Notes” below), the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described in “Description of the Notes” below).

•    The notes are not principal protected, even if held to maturity, and you may lose a part of your investment.  If the Gold Return on the Valuation Date is less than 0.00% (that is, the Final Gold Price has decreased relative to the Gold Strike), you could lose up to $2,500 per $10,000 note, and in such circumstances, the Redemption Amount per $10,000 note may be as little as $8,500.

•    Denominations: U.S.$10,000 and whole multiples of U.S.$10,000 in excess thereof.

•    Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A by Standard & Poor’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

•    Redemption Amount: Each $10,000 denominated note will receive a single U.S. dollar payment on the Maturity Date equal to:

(A)          $10,000, plus $10,000 times the Gold Return times the Participation Rate, if the Gold Return is greater than 0.00%; or

(B)           $10,000, plus $10,000 times the Gold Return, if the Gold Return is less than or equal to 0.00% but greater than –15.00%; or

(C)           $8,500, if the Gold Return is less than or equal to –15.00%.

•    Participation Rate: 120%

•    Gold Return: A quotient, the numerator of which is the difference of the Final Gold Price minus the Gold Strike and the denominator of which is the Gold Strike, expressed as a percentage rounded to three decimal places.

•    Relevant Exchange: COMEX Division of the New York Mercantile Exchange (“COMEX”), or its successor, or if COMEX is no longer the principal exchange or trading market for Gold or options or futures contracts for Gold, such other exchange or principal trading market for Gold as determined in good faith by the Calculation Agent which serves as the source of prices for Gold, and any principal exchanges where options or futures contracts on Gold are traded.

•    Gold Price: The official settlement price of the December 2011 futures contract expressed as the U.S. dollar price per troy ounce of Gold, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

•    Final Gold Price: The Gold Price on the Valuation Date

•    Gold Strike: $1,010.5 (equal to the Gold Price on June 25, 2008)

Payments:
• No interest payments during the term of the notes.

Investing in the notes involves risks.  Risk Factors begin on page PS-4 and begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)	100.00%	U.S.$500,000
Underwriting discount(2)	3.00%	U.S.$9,000
Proceeds to Lehman Brothers Holdings Inc.	97.00%	U.S.$491,000

(1)                                 The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates’ expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)                                 Lehman Brothers Inc. will receive commissions of $180.00 per $10,000 principal amount, or 1.80%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn adjustment income as a result of payments pursuant to any hedges.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about June 30, 2008.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

June 27, 2008

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page PS-3 and begin on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of Gold.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on December 30, 2011 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the Maturity Date?

At maturity, you will receive a payment for each $10,000 denominated note equal to:

(A)           $10,000, plus $10,000 times the Gold Return times the Participation Rate, if the Gold Return is greater than 0.00%; or

(B)             $10,000, plus $10,000 times the Gold Return, if the Gold Return is less than or equal to 0.00% but greater than –15.00%; or

(C)             $8,500, if the Gold Return is less than or equal to –15.00%.

The Participation Rate is 120%.

The Gold Return is a quotient, the numerator of which is the difference of the Final Gold Price minus the Gold and the denominator of which is the Gold Strike.

The Gold Price is the official settlement price of the December 2011 futures contract expressed as the U.S. dollar price per troy ounce of Gold, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

The Final Gold Price is the Gold Price (as defined in “Description of the Notes” below) on the Valuation Date.

The Gold Strike is $1,010.5 (equal to the Gold Price on June 25, 2008).

The Valuation Date is December 22, 2011, or if such day is not a Valuation Business Day (as defined in “Description of the Notes” below), the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described in “Description of the Notes” below).

You can review hypothetical Redemption Amount payment examples under “Description of the Notes—Hypothetical Redemption Amount Payment Examples”.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on PS-4 and page S-4 of the MTN prospectus supplement.

The notes are not principal protected, even if held to maturity, and you may lose a part of your investment.  If the Gold Return on the Valuation Date is less than 0.00% (that is, the Final Gold Price has decreased relative to the Gold Strike), you could lose up to $2,500 per $10,000 note, and in such circumstances, the Redemption Amount per $10,000 note may be as little as $8,500.

What about taxes?

We intend to treat the notes as contingent payment debt instruments as described under “Certain United States Federal Income Tax Consequences” below and “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.  However, no statutory, judicial or administrative authority directly addresses the treatment of the notes and the characterization of the notes as contingent payment debt instruments is uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of 6.14%, compounded semi-annually. You can obtain the projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption Event (as defined in “Description of the Notes” below) has occurred with respect to Gold and is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Gold Return using the Final Gold Price on the immediately succeeding trading day on which no Disruption Event occurs or is continuing, or under certain circumstances, as set forth under “Description of the Notes,” the Calculation Agent will determine the Final Gold Price on such trading day in its sole and absolute discretion taking into account the latest available quotation for the Gold Price and any other information that in good faith it deems relevant, as described in “Description of the Notes” below.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) is an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary–Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A by Standard & Poor’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What are the roles of Lehman Brothers Inc. and Lehman Brothers Commodity Services Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the agent and Lehman Brothers Commodity Services Inc., another of our subsidiaries, will be the calculation agent for purposes of determining the Redemption Amount as well as determining whether a Disruption Event has occurred and is continuing.  Potential conflicts of interest may exist between Lehman Brothers Inc. and Lehman Brothers Commodity Services Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in Gold or in other instruments, such as options, swaps or futures, based on Gold. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes at maturity depends on the price of Gold during the term of the notes. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in Gold. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement. An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement. In addition, the notes are subject to the further specific risks discussed below.

An investment in the notes is subject to risks associated with the performance of the price of gold, and you may lose part of your investment.

The notes are not principal protected, even if held to maturity, and because the notes do not bear interest, the return on the notes at maturity is entirely dependent on the Gold Return, which in turn depends on the Final Gold Price.  If the Gold Return is equal to or less than 0.00% but greater than -15.00% on the Valuation Date (that is, the Final Gold Price has decreased less than 15.00% relative to the Gold Strike), you will lose principal in an amount equal to the percentage by which the Final Gold Price decreased relative to the Gold Strike.  Further, if the Gold Return is less than or equal to -15.00% on the Valuation Date (that is, the Final Gold Price has decreased by 15.00% or more relative to the Gold Strike), you will lose $2,500 per $10,000 note, and in such circumstances, the Redemption Amount per $10,000 note will equal $8,500.

The price of gold is primarily affected by the global demand for and supply of gold, is subject to volatile price movements over short periods of time and is affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. It is not possible to predict the aggregate effect of all or any combination of these factors.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of gold will affect the market value of the notes. It is expected that the market value of the notes will depend on where the price of gold is trading relative to the Gold Strike.  In addition to the notes being only 85% principal protected if held to maturity, if you choose to sell your notes when the price of gold is trading at a level below the Gold Strike, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Changes in the volatility of gold and its price are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of gold or its price increases or decreases, the market value of the notes may be adversely affected. The volatility of gold and its price are affected by a variety of factors, including governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in gold, other precious metals or in financial instruments linked to gold or other precious metals.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of gold and, therefore, the value of your notes.

Active trading in gold or other precious metals may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade gold and other precious metals, futures contracts on gold and other precious metals on a spot and forward basis and other contracts and products in or related to gold and other precious metals and other derivative products (including futures contracts, options on futures contracts and options and swaps on gold and other precious metals).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to gold or futures contracts on gold and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the price of gold, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The notes are subject to risks associated with a lack of diversification.

Because the notes are linked to gold, it will be less diversified than other notes linked to a broader range of products, and therefore could experience greater volatility.  Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

The return on your notes may not reflect all developments in gold prices prior to the Valuation Date.

Because the Redemption Amount will be based on the Gold Return, which in turn is calculated based on the Final Gold Price on the Valuation Date, which is a single Valuation Business Day near the end of the term of the notes.  As a result, the price of gold at other times during the term of the notes or at the Maturity Date could be higher or lower than the Final Gold Price on the Valuation Date.  This difference could be particularly large if there is significant volatility in the price of gold during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell gold, or futures contracts or other derivative contracts on gold, for the benefit of holders of the notes. An investment in the notes does not constitute either an investment in gold or in a collective investment vehicle that trades in gold.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Gold.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of gold. These views are sometimes communicated to clients who participate in the markets for gold and other precious metals.  However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for gold may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate gold and other precious metals markets, and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future gold price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to gold. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future price movements of gold constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in gold and certain other events may require a postponement in the Valuation Date, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in gold, constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled Valuation Business Days after the Valuation Date, the Final Gold Price used to calculate the Gold Return will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the Gold Price and any other information that in good faith it deems relevant.  In the event the Valuation Date is delayed, the Gold Return may be lower, and could result in the Redemption Amount being lower (and potentially resulting in a greater loss of principal), than what you may have anticipated based on the last available price for gold as of the scheduled Valuation Date.

DESCRIPTION OF THE NOTES

The U.S.$500,000 aggregate principal amount of Gold-Linked Return Enhanced Non-Principal Protected Notes Due December 30, 2011 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings.  The CUSIP number for the notes is 5252M0GR2 and the ISIN number is US5252M0GR21. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$10,000 and in integral multiples of U.S.$10,000 in excess thereof, and will have a stated “Maturity Date” of December 30, 2011 or if such day is not a New York business day, on the next following New York business day.

The notes are offered as commodity-linked notes with a Redemption Amount determined by reference to the performance of the Gold Price in relation to the Gold Strike.

The “Redemption Amount” for each $10,000 note will be a single U.S. dollar payment on the Maturity Date equal to:

(A)         $10,000, plus $10,000 times the Gold Return times the Participation Rate, if the Gold Return is greater than 0.00%; or

(B)           $10,000, plus $10,000 times the Gold Return, if the Gold Return is less than or equal to 0.00% but greater than –15.00%; or

(C)           $8,500, if the Gold Return is less than or equal to –15.00%.

The “Participation Rate” is 120%.

The “Gold Return” is a quotient, the numerator of which is the difference of the Final Gold Price minus the Gold Strike and the denominator of which is Gold Strike, expressed as a percentage rounded to three decimal places.

The “Trade Date” is the date hereof.

The “Issue Date” is June 30, 2008.

The “Gold Price” is the official settlement price of the December 2011 futures contract expressed as the U.S. dollar price per troy ounce of Gold, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

The “Final Gold Price” is the Gold Price on the Valuation Date.

The “Gold Strike” is $1,010.5 (equal to the Gold Price on June 25, 2008).

The “Relevant Exchange” is the COMEX Division of the New York Mercantile Exchange (“COMEX”), or its successor, or if COMEX is no longer the principal exchange or trading market for Gold or options or futures contracts for Gold, such other exchange or principal trading market for Gold as determined in good faith by the Calculation Agent which serves as the source of prices for Gold, and any principal exchanges where options or futures contracts on Gold are traded.

The “Valuation Date” is December 22, 2011, or if such day is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below).

A “Valuation Business Day” is a day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

If a Disruption Event identified in clauses (A), (B) or (C) below has occurred and is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Gold Return using the Final Gold Price on the immediately succeeding trading day on which no Disruption Event occurs or is continuing; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled trading days following the scheduled Valuation Date, then (a) that third scheduled trading day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Final Gold Price on such day in its sole and absolute discretion taking into account the latest available quotation for the Gold Price and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below is in effect on the scheduled Valuation Date, the Calculation Agent will determine the Final Gold Price on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Gold Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)      the suspension of or material limitation on trading in Gold, or futures contracts or options related to Gold, on the Relevant Exchange;

(B)       either (i) the failure of trading to commence, or permanent discontinuance of trading, in Gold, or futures contracts or options related to Gold, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Gold;

(C)       the failure of the Relevant Exchange to calculate or publish the official daily settlement price of Gold for that day (or the information necessary for determining the official daily settlement price);

(D)      the occurrence since the Trade Date of a material change in the content, composition, or constitution of Gold; or

(E)        the occurrence since the Trade Date of a material change in the formula for or the method of calculating the official daily settlement price of Gold.

For the purpose of determining whether a Disruption Event has occurred:

(1)         a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular trading hours of the Relevant Exchange;

(2)         a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in Gold by reason of a price change reflecting the maximum permitted price change from the previous trading day’s official daily settlement price will constitute a Disruption Event; and

(3)         a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

For purposes of calculating the Gold Return in the event of a Disruption Event in accordance with the above, “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Issue Date to but excluding the date of early repayment and will equal, for each note, the Redemption Amount, calculated as though the date of early repayment were the Maturity Date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings Inc., the claim of the beneficial owner of a note for the period from and including the Issue Date to but excluding the date of early repayment will be capped at the Redemption Amount, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Commodity Services Inc.

HYPOTHETICAL REDEMPTION AMOUNT PAYMENT EXAMPLES

The Redemption Amount payable on the Maturity Date will be determined by the Gold Return, which is dependent on the Final Gold Price.  If the Gold Return on the Valuation Date is greater than 0.00% (i.e., the Final Gold Price has increased relative to the Gold Strike), the Redemption Amount per $10,000 note payable on the Maturity Date will equal: $10,000 + ($10,000 x Gold Return x Participation Rate).

However, if the Final Gold Price depreciates relative to the Gold Strike, the notes are not 100% principal protected, even if held to maturity. If the Gold Return on the Valuation Date is equal to or less than 0.00% but greater than –15.0% (that is, the Final Gold Price has not increased, or has decreased less than 15.00% relative to the Gold Strike), the Redemption Amount per $10,000 note payable on the Maturity Date will equal $10,000 + ($10,000 x Gold Return) and you will lose principal in an amount equal to the percentage by which the Final Gold Price decreased relative to the Gold Strike.  If, however, the Gold Return on the Valuation Date is less than or equal to –15.00% (that is, the Final Gold Price has decreased by more than 15.00% relative to the Gold Strike), you will lose $2,500 per $10,000 note, and in such circumstances, the Redemption Amount per $10,000 note will equal $8,500.

The table and examples below illustrate the hypothetical Redemption Amount at maturity per $10,000 principal amount of notes, based on hypothetical Final Gold Prices (which will be determined on the Valuation Date) and the consequent range for the Gold Return from +50.0% to –50.0% (i.e., from 50% appreciation to 50% depreciation in the Final Gold Price relative to the Gold Strike).  The table and examples below are based on a Participation Rate of 120% (which was determined on the Trade Date) and a Gold Strike of $1,010.50 (equal to the Gold Price on June 25, 2008).  The following results are based solely on the hypothetical examples cited; the Final Gold Prices and associated Gold Returns have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Gold Price.  Numbers in the table and examples below have been rounded to two decimal places for ease of analysis.

Final Gold Price	Gold Return(1)	Redemption Amount per $ 10,000 Note

$1,616.80	50.00%	$16,000.00
$1,374.28	30.00%	$13,600.00
$1,313.65	25.00%	$13,000.00
$1,253.02	20.00%	$12,400.00
$1,192.39	15.00%	$11,800.00

$1,131.76	10.00%	$11,200.00
$1,101.45	7.50%	$10,900.00
$1,071.13	5.00%	$10,600.00
$1,040.82	2.50%	$10,300.00
$1,010.50	0.00%	$10,000.00

$985.24	-2.50%	$9,750.00
$959.98	-5.00%	$9,500.00
$934.71	-7.50%	$9,250.00
$909.45	-10.00%	$9,000.00
$808.40	-20.00%	$8,500.00
$757.88	-25.00%	$8,500.00
$707.35	-30.00%	$8,500.00
$505.25	-50.00%	$8,500.00

(1)                        The Gold Return is equal to difference of the Final Gold Price minus the Gold Strike, divided by the Gold Strike.

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Final Gold Price increases to $1,253.02 from a Gold Strike of $1,010.50, resulting in a Gold Return of 20.00% and a Redemption Amount of $12,400 per $10,000 note.

Because the Gold Return on the Valuation Date is greater than 0.0%, the Redemption Amount is equal to $10,000 + ($10,000 x Gold Return x Participation Rate), and is calculated as follows:

Redemption Amount = $10,000 + ($10,000 x 20.00% x 120%) = $12,400

Example 2: The Final Gold Price decreases to $985.24 from a Gold Strike of $1,010.50, resulting in a Gold Return of –2.50% and a Redemption Amount of $9,750 per $10,000 note.

Because the Gold Return on the Valuation Date is less than zero but greater than –15.00%, the Redemption Amount is equal to $10,000 + ($10,000 x Gold Return), and is calculated as follows:

Redemption Amount = $10,000 + ($10,000 x –2.5%) = $9,750

Example 3: The Final Gold Price decreases to $757.88 from a Gold Strike of $1,010.50, resulting in a Gold Return of –25.00% and a Redemption Amount of $8,500 per $10,000 note.

Because the Gold Return on the Valuation Date is less than –15.00% the Redemption Amount is equal to $8,500.

HISTORICAL GOLD PRICES

The following charts show the daily Gold Price, expressed as the U.S. dollar price per troy ounce, on the Relevant Exchange from December 29, 2006 through June 20, 2008, using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data is not necessarily indicative of the future performance of Gold Prices, the Gold Return, or what the value of the notes may be.  Fluctuations in Gold Prices make it difficult to predict whether or not the Gold Return will be greater or less than –15.000% and consequently whether the Redemption Amount payable at maturity will be greater or less than the principal amount invested.  Historical fluctuations in Gold Prices may be greater or lesser than fluctuations experienced by the holders of the notes.

INFORMATION ON GOLD AND COMEX

The Redemption Amount payable on the Maturity Date will be determined by the Gold Return, which is dependent on the Final Gold Price.  The Final Gold Price will be the official settlement price of the December 2011 futures contract.  Lehman Brothers Holdings Inc. has derived all information regarding COMEX from publicly available sources.  Information concerning COMEX and gold trading on COMEX reflects the policies of, and is subject to change without notice by, COMEX.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Gold Price is published on Bloomberg page “GCZ1 Comdty” and Reuters page “2GCZ1”.

COMEX is a division of NYMEX, formed by the merger of the New York Mercantile Exchange and the Commodity Exchange, Inc. in 1994. COMEX is the largest exchange in the world for trading metals futures and options and has been trading gold since 1974. COMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform.

The December 2011 futures contract for Gold trades on COMEX in units of 100 troy ounces, and is expressed as the U.S. dollar price per troy ounce, as made public by COMEX (subject to the occurrence of a Disruption Event).  Gold delivered against the futures contract must bear a serial number and identifying stamp of a refiner approved and listed by COMEX. Delivery must be made from a depository licensed by COMEX.  The minimum price fluctuation is equal to 10 cents per troy ounce ($10.00 per contract).  Trading for the December 2011 contract will terminate at the close of business on the third to last business day of December 2011.

THE COMMODITY FUTURES MARKETS

At present, the price of Gold is measured by reference to an exchange-traded futures contract. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets.  Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom). However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description.  Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as contingent payment debt instruments as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.  However, no statutory, judicial or administrative authority directly addresses the treatment of the notes and the characterization of the notes as contingent payment debt instruments is uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of 6.14%, compounded semi-annually. You can obtain the projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price on the cover of this pricing supplement and to certain dealers at a discount not to exceed 1.80%.

After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$500,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

GOLD-LINKED RETURN ENHANCED NOTES

DUE DECEMBER 30, 2011

PRICING SUPPLEMENT

JUNE 27, 2008

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS